Exhibit 99.1

SRIVARU Limited Holding Announces Effective Time of Share Consolidation/Reverse Share Split

to Regain NASDAQ Compliance

SRIVARU Holding Limited (Nasdaq: SVMH) (“SRIVARU” or the “Company”), a manufacturer of premium electric motorcycles, today announced that it will effect a share consolidation (“Reverse Share Split”) of its ordinary shares at a ratio of 50-for-1, effective as of 12:00 am on January 15, 2025 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). The Company’s ordinary shares (“Ordinary Shares”) are expected to begin trading on a Reverse Share Split adjusted basis on Nasdaq as of the open of trading on January 15, 2025, under the existing ticker symbol “SVMH.”

The Company’s shareholders previously approved the reverse share split and granted the Company’s board of directors the authority to determine the final reverse share split ratio and when to proceed with the reverse share split at an Extraordinary General Meeting of Shareholders held on December 4, 2024. On December 28, 2024, the Company’s board of directors approved the implementation of the Reverse Share Split at the ratio of 50-for-1 as of the Effective Time. The Company will file a third amended and restated memorandum and articles of association to reflect the Reverse Share Split.

The CUSIP number for the Company’s Ordinary Shares will be G8403L136.

As of the Effective Time, every 50 shares of the Company’s issued and outstanding Ordinary Shares will be combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares will be reduced from 1,000,000,000 to 20,000,000, and the par value will change to $0.50 per share. No fractional Ordinary Shares will be issued in connection with the Reverse Share Split, and any fractional shares resulting from the Reverse Share Split will be rounded up at the participant level with DTC.

As of the Effective Time, proportional adjustments will also be made to the number of Ordinary Shares issuable upon the exercise of any outstanding stock options or warrants, and the exercise prices and stock price targets of any outstanding stock options, warrants, and equity awards will also be proportionately adjusted, as applicable.

The Company’s transfer agent, VStock Transfer, LLC, will serve as the exchange agent for the Reverse Share Split. Registered stockholders holding pre-Reverse Share Split Ordinary Shares of the Company’s electronically in book-entry form are not required to take any action to receive post- reverse-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Share Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Share Split.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorcycles in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to obtain financing to complete the Company’s planned expansion; (b) the inability to successfully appeal the Nasdaq’s delisting determinations; (c) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to ongoing operations; (e) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (f) SRIVARU’s ability to execute its business plans and strategies, (g) SRIVARU’s estimates of expenses and profitability; and (h) other risks and uncertainties indicated from time to time in SRIVARU’s public filings with the SEC, including those under “Risk Factors” therein. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

Investor Relations

SRIVARU Holding Limited

Email: ir@srivarumotors.com

Phone: +1 (888) 227-8066